Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

February 4, 2011

iPath®

iPath Exchange Traded Notes

iPath® Long Extended S&P 500® TR Index ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC that seek to provide exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption¹, based on the performance of the index less investor fees and other applicable changes. The iPath® Long Extended S&P 500® TR Index ETN is linked to a leveraged return on the performance of the S&P 500® Total Return Index (the “Index”). The ETNs do not pay any interest during their term and do not guarantee any return of principal at maturity or upon redemption1. In addition, the ETNs will be automatically redeemed if an automatic termination event occurs2.

NOTE DETAILS

Ticker SFLA

Intraday Indicative Value Ticker SFLA.IV

Bloomberg Index Ticker SPTR

Participation Ticker* SFLA.PTNV

Long Index Amount Ticker SFLA.IXNV

Financing Level Ticker SFLA.FLNV

CUSIP 06740P601

Primary Exchange NYSE Arca

Fee Rate** 0.35%

Financing Rate*** 3m LIBOR + 0.60%

Automatic Termination Trigger $10.00 per ETN

Inception Date 11/29/10

Maturity Date 11/30/20

Index S&P 500® Total Return Index

The “participation” is intended to approximate the ratio of the value of the notional exposure per ETN to the performance of the underlying Index relative to the value of each ETN, as is described in detail in the relevant prospectus.

The participation value will be published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the ETNs, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the ETNs.

The daily investor fee is calculated on a daily basis in the following manner: On the initial valuation date, the daily investor fee will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily investor fee per ETN will equal the product of (a) the closing indicative note value on the immediately preceding calendar day times (b) the fee rate divided by (c) 365.

The daily financing charge is calculated on a daily basis in the following manner: On the initial valuation date, the daily financing charge for the ETNs will equal $0. On any subsequent calendar day until maturity or redemption of the ETNs, the daily financing charge per ETN for the ETNs will equal the product of (a) the financing level on the immediately preceding calendar day times (b) the financing rate divided by (c) 360. Because the daily investor fee accrues as part of the financing level and the daily financing charge is calculated on the basis of the financing level, a portion of the daily financing charge will reflect the incremental increase of the financing level attributable to the accrued daily investor fee.

INDEX SECTOR BREAKDOWN

Information Technology 18.65%

Financials 16.06%

Energy 12.03%

Industrials 10.95%

Health Care 10.91%

Consumer Staples 10.63%

Consumer Discretionary 10.63%

Materials 3.74%

Utilities 3.30%

Telecommunication Services 3.11%

Source: S&P as of 12/31/2010.

TOP FIVE INDEX CONSTITUENTS

(as of 12/31/2010)

EXXON MOBIL CORP 3.23%

APPLE INC 2.59%

MICROSOFT CORP 1.84%

GENERAL ELECTRIC CO 1.70%

CHEVRON CORP 1.61%

Source: S&P. Index constituents are subject to change.

Investors may redeem at least 25,000 units of the iPath® Long Extended S&P 500® TR Index ETN on a daily basis directly to the issuer, Barclays Bank PLC, subject to the procedures described in the relevant prospectus.

Barclays Bank PLC will automatically redeem the ETN (in whole only, but not in part) if, on any valuation date prior to or on the final valuation date, the intraday indicative note value per ETN is less than or equal to $10.00. Before investing in the ETN, investors should read in full the relevant prospectus, available through visiting www.iPathETN.com.

iPath® Long Extended S&P 500® TR Index ETN

INDEX DESCRIPTION INDEX CORRELATIONS*

The S&P 500® Total Return Index is a capitalization-weighted index S&P 500 Index 1.00 intended to provide an indication of the pattern of stock price movement in the U.S. equities market, covering 75% of total US equities market. Russell 2000 Index 0.93

S&P chooses companies for inclusion in the Index with the aim of MSCI Emerging Markets IndexSM 0.83 achieving a distribution by broad industry groupings that approximates MSCI EAFE Index 0.91 the distribution of these groupings in the common stock population of the

Based on monthly returns for 12/05-12/10.

U.S. equities market.* MSCI EAFE and MSCI Emerging Markets Indices reflect the Net Total Return versions of each Index. All other indices listed in this table reflect the

Total Return version of each Index.

Sources: S&P, Russell, MSCI, Inc.

INDEX TOTAL RETURNS**

(as of 12/31/2010) 1-YEAR 3-YEAR 5-YEAR STANDARD DEVIATION

RETURN % RETURN % RETURN %% ANNUALIZED*

S&P 500 Index 15.06 –2.86 2.29 17.82

Russell 2000 Index 26.85 2.22 4.47 23.11

MSCI Emerging Markets IndexSM 18.88 –0.32 12.78 28.13

MSCI EAFE Index 7.75 –7.02 2.46 21.55

*	Based on monthly returns for 12/05-12/10.

**MSCI EAFE and MSCI Emerging Markets Indices reflect the Net Total Return versions of each Index. All other indices listed in this table reflect the Total Return version of each Index.

Sources: S&P, Russell, MSCI, Inc.

Index returns are for illustrative purposes only and do not represent actual iPath ETN performance. Index performance returns do no reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an Index. Past performance is not indicative of future results.

For current Index and iPath ETN Performance, go to www.iPathETN.com.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection.

Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of Securities). An investment in iPath ETNs may not be suitable for all investors. The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities.

Sales in the secondary market may result in significant losses.

For an investment in iPath ETNs linked to a leveraged participation in the performance of the S&P 500® Total Return Index, any decrease in the level of the underlying index will result in a significantly greater decrease in the repayment amount, and you may receive less than your original investment in the ETNs at maturity or upon redemption. If the level of the underlying index decreases sufficiently such that, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the Securities is less than or equal to the automatic termination value per Security, the Securities will be automatically redeemed at the automatic redemption value, which is determined by the calculation agent as soon as practicable following the occurrence of an automatic termination event; therefore, the payment you receive on the automatic redemption date may be less than the intraday indicative note value at the time of the automatic termination event. Following the calculation of the automatic redemption value, you will not benefit from any subsequent increase in the applicable index level. The payment you receive following an automatic termination event may be significantly less than the principal amount of the Securities and may equal $0. The “participation” value for the Securities, as described in the applicable pricing supplement, is published solely for informational purposes. It is not intended to serve as a basis for determining a price or quotation for the Securities, or as a basis for an offer or solicitation for the purchase, sale, redemption or termination of the Securities.

An investment in iPath ETNs linked to a leveraged participation in the performance of the S&P 500® Total Return Index is subject to risks associated with fluctuations, particularly a decrease, in the value of the underlying index. The market value of the Securities may be influenced by many unpredictable factors. Leverage increases the sensitivity of the Securities to changes in the value of the underlying index. The ratio between the value of the Securities and the notional exposure of each Security to the underlying index will fluctuate during the term of the Securities.

“Standard & Poor’s®”, “S&P®”, “S&P 500®” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P and S&P makes no representation regarding the advisability of investing in the Securities.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0337-0111 iP-3369-04RB-01/11

Not FDIC Insured • No Bank Guarantee • May Lose Value

FIND YOUR iPATH 1-877-764-7284 www.iPathETN.com

iP-SFLA-I1210

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